NYSE
AN ICE EXCHANGE

April 29, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.00%
Series A Perpetual Preferred Stock (Liquidation Preference $25.00 per share) of
RiverNorth Opportunities Fund, Inc. under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com